Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.
(Commission File No.: 001-05975)

The following excerpts are from the transcript of Aetna Inc.’s Second Quarter 2015 Earnings Conference Call held on August 4, 2015:

Mark Bertolini - Aetna Inc. - Chairman and CEO

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In early July, we signed a definitive agreement to acquire Humana. The combination will create one of the country's largest managed-care companies, with strong membership positions across multiple lines of business. We believe this strategic acquisition is very compelling, will provide significant value to customers, and deliver attractive returns for shareholders. Specifically, the acquisition will substantially accelerate our ability to grow in Medicare Advantage.

Aetna's current Medicare Advantage footprint covers approximately 45% of the Medicare-eligible population. The combined companies serve 4.4 million Medicare Advantage members, representing 8% of today's 54 million Medicare beneficiaries, and will expand our geographic footprint to cover approximately 90% of the Medicare-eligible population. This expanded reach will increase our ability to continue to offer high-quality products to customers, and capitalize on the projected growth in Medicare programs. We believe there's an opportunity to improve the performance of Humana's Commercial and Medicaid businesses by deploying our strong capabilities in both these areas.

The combination will reduce costs, which will enable the combined Company to provide more cost-effective products to consumers. Humana's significant investment in consumer engagement, as evidenced by their industry-leading Net Promoter score and Medicare Advantage star ratings, will enhance our own consumer engagement efforts. The combination brings together two companies with a shared vision of enabling providers to transition from episodic care to a population health model, and finally, the Humana acquisition adds a growing services business, and reintroduces certain PBM capabilities to our portfolio, providing longer-term optionality to create a high growth, high margin, non-regulated cash-flow stream. All of these strategic benefits are accomplished in a transaction that is financially compelling, and projected to be accretive not only to earnings per share, but to our operating EPS growth rate.

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Finally, we continued to make progress in both our provider and consumer engagement efforts during the quarter. We remain on track to achieve our 2015 goals in these areas, and are excited by the opportunity to accelerate these efforts through the Humana acquisition. I want to thank our employees for their efforts in delivering yet another strong quarter for Aetna. I am confident we have the right vision to be a leader in the changing-healthcare marketplace, we can continue to execute on our differentiated strategy, we will continue to be disciplined across all of our lines of business, we will close and successfully integrate the proposed Humana acquisition, and we can exceed $7.40 of operating earnings per share in 2015.

Shawn Guertin - Aetna Inc. - CFO

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Turning to cash flow and capital, operating cash flows remain strong. On a year-to-date basis, healthcare and group-insurance operating cash flows were over 1.2 times operating earnings. We continue to project that our full-year 2015 healthcare and group-insurance operating cash flows will exceed our 2015 operating earnings. Our share repurchases during the quarter were constrained by the proposed Humana acquisition. We did, however, repurchase over 900,000 shares in the quarter for $100 million, and distributed another $87 million through our quarterly-shareholder dividend. As disclosed previously, our ability to repurchase shares prior to the closing of the Humana acquisition will be limited. In summary, we are quite pleased with our second-quarter results, and the continued successful execution of our growth strategy.

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Finally, in light of the pending Humana transaction, we now expect that we will use free cash flow this year to eliminate any projected commercial paper borrowings, which will leave us with a parent cash balance of approximately $200 million at year-end. Our 2015 share count is now projected to be approximately 353 million shares, reflecting our limited ability to repurchase shares as a result of the proposed Humana acquisition.

I'd like to finish with a few words on the proposed acquisition of Humana. Mark outlined the strategic merits of the acquisition at the outset this morning, and I'd like to spend a moment on the projected financial benefits. Humana has deep experience in Medicare Advantage, a business that we think can continue to grow membership at mid to high, single-digit rates with sustainable margins in the mid single-digit range. We remain confident that we are purchasing a premier provider in this growing business.

Humana's commercial and Medicaid businesses will substantially benefit from Aetna's expertise, and we are confident in our ability to improve performance in these businesses. There is substantial synergy value that will be unlocked through this transaction, that we are confident we can achieve, and will enable us to deliver more cost-effective products for consumers. And finally, we have not included any revenue or healthcare services synergies in our outlook, which should ultimately provide upside to our projections and enhance our growth profile over the longer term.

Our experience in successfully integrating the Coventry acquisition and the strength of our Management team give us great confidence that we have the right people and processes to manage the Humana integration to a successful outcome. We are building a dedicated team with experienced executives and operators to manage each step of the integration, and have great confidence in our ability to execute our plans. We look forward to moving this process to a successful closing in the second half of 2016, so that we may begin to realize the value proposition for our customers, members, and shareholders.

As we look to the balance of 2015, the fundamentals of Aetna's business remain strong, and we are confident in our operating EPS projection of at least $7.40 per share. The Humana acquisition will only serve to enhance our position as a leader in the transformation of the healthcare system, delivering more cost-effective products to customers, and our ability to achieve and exceed our long-term growth objectives. I will now turn the call back over to Tom. Tom?

AJ Rice - UBS - Analyst

Okay, great and maybe as my follow-up question, I'm going to take a shot at this. I think the two questions that we've generally gotten since you announced the Humana deal are around how can we get confident in your anticipated accretion, given the volatility in Humana's results, and how can we get conformable around the regulatory path we're going through? Since you announced a deal, there's been the announcement of Humana's second-quarter results, and there's also been obviously another deal announced, so that we now know we've got two big deals before the DOJ. Any update or any worries that you would offer to try to add to comfort around either of those issues?

Mark Bertolini - Aetna Inc. - Chairman and CEO

AJ, Mark. On the regulatory approach, we've already filed our HSR. We're starting to file in a number of states. We need 20 state approvals for Form As. We will file our S-4 in the next couple of weeks, and so all of that, since the process is underway, we've engaged in conversations with insurance commissioners, with governors, with Washington, and we are most concerned about staying on our strategy, our point of view, we're doing deep analysis, even deeper than we did before the deal on the number of competitors by market the plans offer, the opportunity to divest.

I think if you all do your homework like you have been on all of the competitors in each market and look at the markets where we may need to consider divestiture, there are plenty of competitors left in the market. And so I think our comfort is in the actual analysis at the end of the day, we will still be 8% of the overall Medicare market on a combined basis. We will be big in some markets where we maybe have to divest. There will be plenty of competitors in each market, and quite frankly, I think the bigger issue at the market level, where this analysis will occur, is the level of market share that the blues hold, which is really the dominant competitor in each market. I'll turn it over to Shawn for comments on Humana's performance to date.

Shawn Guertin - Aetna Inc. - CFO

Yes, so on the accretion, I would say there's really three things that certainly give me comfort, that are all wrapped in the wrapper of, I think, we have a very reasonable and achievable financial case for them. First, we're not assuming overly-rosy growth rates or margin rates for their business, so we have a very reasonable, I think, and achievable projection for the base case. I think our synergy assumption is a very achievable assumption, and we certainly have proven that we can deliver and exceed, based on Coventry, but I think we have a very relevant base-case assumption around synergies. And finally, we do, I think, we have also made a reasonable provision for any disruption that might occur in a large acquisition. So I think the accretion really is premised on a case that we want to be able to have a high degree of confidence that we can deliver to you, and we would have every intention to try to not only achieve that, but beat that case in terms of what we end up producing.

Shawn Guertin - Aetna Inc. - CFO

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If we get paid for the risk that we're assuming, then we can manage the population more effectively. And so the model really is shifting on underwriting in Medicare from one of creating balanced risk pools to one of getting paid for the risk we're assuming, and so that really depends at the local-market level. I think what you're seeing in our performance so far this year is all the work that we've done underlying those provider relationships and those collaborations we've been talking about for a number of years, in addition to all the work we've been doing on the star ratings. We literally double our presence in the markets with the Humana acquisition to make that work, and it's at that level market penetration, that's going to make a difference.

Mark Bertolini - Aetna Inc. - Chairman and CEO

Yes, Kevin. What we're investing in is in our consumer business, which we will launch four new products -- six new products in four different markets in 2016, for January 1, 2016 on the public exchange, and off the public exchange for the individual market. We will also be launching a private-exchange version for small group in a number of markets throughout 2016. We continue to invest in our footprint on Medicare, but we're evaluating that as we consider the integration issues around Humana, and the opportunities that reside there. And we will continue to invest in our provider relationships as we build out more joint ventures and ACOs, a la the Innovation Health Plan model.

Brian Wright - Sterne, Agee & Leach, Inc. - Analyst

Okay, and then this might be helpful for all of us with regard to Humana. Could you at least give us what you're thinking about for a starting point for their earnings in 2015? When you're modeling your accretion forward?

Shawn Guertin - Aetna Inc. - CFO

Well like we said, the guidance that we have provided for this year was certainly consistent with the diligence that we did going through that, so I think where they are is as good a starting point as any.

Brian Wright - Sterne, Agee & Leach, Inc. - Analyst

So you aren't taking any hair cuts from that as the starting point?

Shawn Guertin - Aetna Inc. - CFO

Not at this point.

Important Information For Investors And Shareholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to operating earnings per share, amortization of other acquired intangible assets, weighted average diluted shares, operating earnings per share growth, the anticipated benefits of the pending Humana acquisition (including on Aetna’s operating earnings per share and operating earnings per share growth rate), its ability to achieve its 2015 goals of its provider and consumer engagements efforts, core commercial medical cost trends, year-end 2015 medical membership, operating revenue, total medical benefit ratio, commercial medical benefit ratio, operating expense ratio, pretax operating margin, year-end 2015 parent cash balance and ability to manage the integration of Humana with Aetna following the closing of the proposed acquisition of Humana and the closing date for the pending Humana acquisition, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed Humana acquisition; the risk that a condition to closing of the proposed Humana acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed Humana acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed Humana acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where Aetna membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna and/or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum medical loss ratio (“MLR”) rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios.  Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform.  Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum MLRs, require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s and/or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s and/or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s and/or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and/or Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna and/or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and/or Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and/or Humana’s payment practices with respect to out-of-network providers, other providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and/or Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to Aetna or Humana; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services each company offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s and/or Humana’s ability to maintain their relationships with third-party brokers, consultants and agents who sell their products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana’s 2014 Annual Report”), Humana’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (“Humana’s Quarterly Report on Form 10-Q”) and Humana’s Current Reports on Form 8-K filed or furnished during 2015, each on file with the SEC. You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, and Aetna’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, when filed with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Aetna does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.